UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinarying of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinar Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On May 28, 2024, Blue World Acquisition Corporation (the “BWAQ”) held an extraordinary general meeting (the “Extraordinary General Meeting”) in connection with the Transactions (as defined below) contemplated by an Agreement and Plan of Merger dated as of August 10, 2023 (as the same may be amended, restated or supplemented, the “Business Combination Agreement”), by and among BWAQ, with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar,” together with PubCo, Merger Sub and SinCo, the “Group Companies,” or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement: (1) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) the Share Exchange (as defined in the Business Combination Agreement), and (B) the SinCo Acquisition (as defined in the Business Combination Agreement); and (2) following the consummation of the Share Exchange and the SinCo Acquisition (collectively, the “Pre-Merger Reorganization”), BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as “Transactions.”

The Transactions is described in the definitive proxy statement filed by BWAQ (as the same may be amended, restated or supplemented, the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2024.

On April 24, 2024, the record date for the Extraordinary General Meeting, there were 5,543,060 ordinary shares of BWAQ entitled to be voted at the Extraordinary General Meeting, approximately 70.5% of which were represented in person or by proxy at the Extraordinary General Meeting.

The final results for each of the matters submitted to a vote of BWAQ’s shareholders at the Extraordinary General Meeting, each of which is described in detail in the Proxy Statement, are as follows. The adjournment proposal described in the Proxy Statement was not presented at the Extraordinary General Meeting because there were enough votes to approve the other proposals presented at the Extraordinary General Meeting.

1. The Business Combination Proposal

The shareholders approved the proposal to (a) adopt and approve the Business Combination Agreement and other Transaction Documents (as defined in the Business Combination Agreement), and (b) approve the Transactions. The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
3,709,809	195,777	0	N/A

2. The Merger Proposal

The shareholders approved the proposal to approve to authorize the Plan of Merger (as defined in the Business Combination Agreement) and to authorize the Merger of BWAQ with and into Merger Sub in accordance with the Plan of Merger with Merger Sub being the surviving company following the Merger. The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
3,709,809	195,777	0	N/A

Item 8.01. Other Events.

In connection with the votes to approve the shareholders vote at the Extraordinary General Meeting, as of May 23, 2024, the cut-off date of the redemption request, 2,769,808 Class A ordinary shares of BWAQ were rendered for redemption. With the BWAQ’s consent, the shareholders may withdraw its redemption request prior to the closing of the Transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: May 28, 2024

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